HSBC USA INC.
Global Enhanced Market Participation Notes

Filed Pursuant to Rule 433
Registration No. 333-133007
February 4, 2009
FREE WRITING PROSPECTUS
(To Prospectus dated April 5, 2006,
Prospectus Supplement dated October 12, 2007,
Product Supplement dated November 6, 2008
and Prospectus Addendum dated December 12, 2007)

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

INDICATIVE TERMS

Issuer	HSBC USA Inc.
Issue	18 Month Global Enhanced Market Participation Notes
Issuer Rating	AA- (S&P), Aa3 (Moody's)[1]
Trade Date	February 24, 2009
Settlement Date	February 27, 2009
Final Valuation Date	August 24, 2010
Maturity Date	August 27, 2010
Issue Price	$1,000 per Note (100.00%)
Reference Asset Basket (and Weightings)	S&P 500® Index ("SPX") (1/2) iShares® MSCI EAFE Index Fund ("EFA") (1/2)
Cash Settlement Value	Investors will receive a cash payment at maturity that is based on the basket return: ▪ If the basket return is positive, you will receive (1) the principal amount plus (2) the product of the principal amount multiplied by the lesser of (i) the maximum gain and (ii) the basket return multiplied by the upside participation rate; ▪ If the basket return is between 0% and -10%, inclusive, you will receive your full principal amount; ▪ If the basket return is below -10%, you will lose 1% of your principal for each percentage point that the final return is below -10%.
Basket Return	The sum of (a) the product of the basket component return of SPX multiplied by 1/2 plus (b) the product of the basket component return of EFA multiplied by 1/2
Basket Component Return	For each basket component within the basket: $$\frac{\text{Final Level-Initial Level}}{\text{Initial Level}}$$
Initial Level	For each basket component, the official closing level of the basket component on the trade date.
Final Level	For each basket component, the official closing level of the basket component on the final valuation date.
Upside Participation Rate	200%
Maximum Gain	[25-30%] (to be determined on the Trade Date)
Minimum Denomination	$1,000 and increments of $1,000 thereafter subject to a minimum issuance amount of $1 million.
CUSIP	4042K0UZ6

1 A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Notes Description

The Global Enhanced Market Participation Notes provide exposure to potential appreciation in the level of a global basket containing an equity index and an index fund, subject to a maximum gain, and if held to maturity, partial principal protection. These notes are designed for investors that seek to reduce and diversify portfolio risk through exposure to equities in the U.S., European, Australasian, and Far Eastern markets. The partial protection feature applies only if the notes are held to maturity and is subject to the creditworthiness of the Issuer.

Highlights

- *Enhanced Growth Potential:* Investors receive 200% participation in the potential positive performance of a global basket of an equity index and an index fund, subject to a maximum cap.

- *Principal Protection:* At maturity, investors will not experience any loss associated with the first 10% decline in the level of the basket during the term of the notes.

- *Global Diversification:* The notes provide exposure to equities within the United States, European, Australasian, and Far Eastern markets.

Maturity Scenarios

Basket Return	Examples Assume 27% Max Gain	Notes Return
30%	Return x 200% Subject to a 27% max gain	27%
15%	Return x 200% Subject to a 27% max gain	27%
10%	Return x 200% Subject to a 27% max gain	20%
-10%	Principal Protection for Declines up to 10%	0%
-25%	1:1 loss beyond -10%	-15%

HSBC
The world's local bank

REFERENCE ASSET DESCRIPTIONS AND HISTORICAL PERFORMANCE

10 Year Historical Month-End Price Performance of the Underlying Reference Assets



Past performance is not a prediction or guarantee of future results.
Source: Bloomberg Professional® service.

The S&P 500® Index is a capitalization-weighted index of 500 stocks. The index is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

iShares MSCI EAFE Index Fund is an exchange-traded fund incorporated in the USA. The Fund's objective seeks investment results that correspond to the performance of the MSCI EAFE Index. The Fund will concentrate its investments in stocks in the MSCI EAFE Index to approximately the same extent the MSCI EAFE Index is so concentrated.

Source: Bloomberg Professional® service.

INVESTOR SUITABILITY

The notes may be suitable for you if:

- You believe the equally weighted basket of SPX and EFA will appreciate moderately—meaning that you believe the equally weighted basket of SPX and EFA will appreciate over the term of the notes, but do not believe such appreciation is likely to exceed the maximum gain of [25.00%-30.00%].
- You are willing to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -10.00%.
- You are willing to invest in the notes based on the upside participation rate of 200.00%.
- You are willing to invest in the notes based on the fact your return (as magnified by the upside participation rate) is subject to the maximum gain of [25.00%-30.00%]%.
- You are willing to forego potential dividends paid on EFA and on the stocks included in SPX.
- You do not seek current income from this investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the notes to maturity.
- You seek an investment whose return is linked to a weighted basket containing an index that represents companies in a variety of market sectors and an exchange traded fund tracking the performance of an underlying index that represents companies in a variety of foreign jurisdictions.

The notes may not be suitable for you if:

- You do not believe the equally weighted basket of SPX and EFA will appreciate over the term of the notes, or you believe equally weighted basket of SPX and EFA will appreciate by more than the maximum gain during the term of the notes.
- You are unwilling to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -10.00%.
- You prefer a product that provides an upside participation rate of greater than 200.00%.
- You seek an investment that is exposed to the full potential appreciation of the reference asset, without a cap on participation.
- You prefer to receive the potential dividends paid on EFA and on the stocks included in SPX.
- You seek current income from this investment.
- You are unable or unwilling to hold the notes to maturity.
- You seek an investment for which there will be an active secondary market.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You do not seek an investment whose return is linked to a weighted basket containing an index that represents companies in a variety of market sectors and an exchange traded fund tracking the performance of an underlying index that represents companies in a variety of foreign jurisdictions.

CERTAIN RISKS AND CONSIDERATIONS

Purchasing the notes involves a number of risks. It is suggested that prospective investors reach a purchase decision only after careful consideration with their financial, legal, accounting, tax and other advisors regarding the suitability of the notes in light of their particular circumstances. See "Risk Factors" in the accompanying Free Writing Prospectus and Prospectus Supplement for a discussion of risks, which include:

- The notes are not fully principal protected and you may lose up to 90% of your initial investment.
- Your gain on the notes at maturity, if any, may not reflect the full performance of the reference asset.
- There may not be an active secondary trading market in the notes and notes should be viewed as long term instruments.
- Return on the notes does not necessarily reflect the full performance of the reference asset and movements in the level of the reference asset may affect whether or not you receive your full principal at maturity.
- Your yield may be less than that of a standard debt security of comparable maturity.
- You will not receive any periodic interest payments on the notes.
- An investment in the notes is subject to risks associated with the U.S., European, Australasian and Far Eastern securities markets.
- There may be little or no secondary market for the notes—the notes will not be listed or displayed on any securities exchange.
- The notes are subject to significant risks not associated with conventional fixed rate or floating rate debt securities.
- These notes are not bank deposits and are not insured by the FDIC or any other U.S. federal or state government agency.

This Free Writing Prospectus relates to one note offering linked to the reference asset identified on the cover page. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset, the underlying indices or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, the prospectus addendum of December 12, 2007, the product supplement dated November 6, 2008 and the free writing prospectus dated January 30, 2009. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-4 of the product supplement and page S-3 of the Prospectus Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, product supplement and a prospectus addendum) and a second free writing prospectus with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, product supplement, prospectus supplement and free writing prospectus if you request them by calling toll-free 1 888 800 4722.
You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420408061482/v130941_424b2.htm
- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm
- the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm
- the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm
- the Free Writing Prospectus at http://www.sec.gov/Archives/edgar/data/83246/000114420409004471/v138362_fwp.htm

We are using this Free Writing Prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.